5.2      Press release dated November 15, 2000 (as corrected November 16, 2000)

        AutoCorp Equities, Inc. Announces Completion of Re-capitalization

Plano, Texas, Nov 15 - AutoCorp Equities, Inc. (OTC Bulletin Board: ACOR) announced today that it has completed the previously announced re-capitalization with AutoPrime and Pacific Financial Group, Inc. (a subsidiary of AutoPrime's U.S. parent company Pacific USA Holdings Corp, Inc.) AutoCorp's fiscal year ended September 30, and the parties made the transaction effective October 1.

In the recapitalization, AutoPrime and Pacific Financial Group, Inc. exchanged approximately $23,000,000 of debt and recourse contractual and other obligations and liabilities for shares of a new AutoCorp Series B convertible preferred stock. The new preferred stock has a liquidation preference of $14.71 per share and is convertible at any time into 1,604,045 AutoCorp common shares. This is approximately 36.8% of the 4,362,274 AutoCorp common shares outstanding after the re-capitalization and approximately 27.6% if the Series B preferred shares had been converted into common shares on October 1, 2000.

The re-capitalization included the return to AutoCorp of the 6,578,485 Series A preferred shares and the 1, 817,000 common shares tendered to AutoPrime and other parties on December 30, 1998. The tender had never been accepted The 1, 817,000 common shares had been held in a trust established and will now be held in the AutoCorp treasury.

As a result of the re-capitalization, AutoCorp has only minimal debt and has significant assets on an unaudited basis. The re-capitalization will enable AutoCorp to implement the new business model it has recently developed and previously announced.

As part of the new business model, AutoCorp plans to acquire interests in new and used car dealerships. AutoCorp believes without assurance that it can also raise new capital from investors, obtain a line of credit from a lender and acquire additional assets, in the implementation of the new business model.

AutoPrime, Pacific Financial Group and Pacific USA Holdings Corp. elected to participate in the re-capitalization because Mr. Norman had developed a new business model, with the assistance of Mr. Merritt, and also because Mr. Norman will continue as the President and Chief Executive Officer, and a Director of AutoCorp in implementing the new business model.

This release contains forward looking-statements reflecting AutoCorp's current expectations as contemplated under the Safe Harbor provisions of the Private Securities Litigation Reform Law of 1995. Words like "believe," "expect," "should" and other expressions which indicate future events and trends identify forward-looking statements. Investors should not place undue reliance on any forward-looking statements.

Investors are cautioned that all forward-looking statements involve risks and uncertainties, including, without limitation, the ability to obtain in a timely manner and negotiate favorable terms on financings and acquisitions, the profitability of the new and continuing operations to AutoCorp and its shareholders, and other risks and uncertainties that have been detailed in AutoCorp's Form 10-KSB for the fiscal year ended September 30, 1999, and its Forms 10-QSB for the quarters ended March 30 and June 30, 2000. These should be considered carefully. AutoCorp undertakes no obligation to publicly update or revise any forward-looking statements.